Exhibit (s)(i)

FORM OF PROSPECTUS SUPPLEMENT1

(To Prospectus dated       , 2024)

       Shares

The Gabelli Multimedia Trust Inc.

Common Stock

We are offering for sale       shares of our common stock. Our common stock is traded on the NYSE American LLC (the “NYSE American”) under the symbol “GGT.” Our Series C Auction Rate Cumulative Preferred Stock (“Series C Auction Rate Preferred”) is not listed on a stock exchange. Our 5.125% Series E Cumulative Preferred Stock (“Series E Preferred”) and 5.125% Series G Cumulative Preferred Stock (“Series G Preferred”) are listed on the NYSE under the symbols “GGT PrE” and “GGT PrG” respectively. On       ,       the last reported sale price of our common stock was $       and the last reported sale prices of the Series C Auction Rate Preferred, Series E Preferred and Series G Preferred was $       ,       and       , respectively.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our common stock.

	Per Share	Total (1)
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

[The underwriters may also purchase up to an additional       shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 45 days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $       and the total underwriting discounts and commissions would be $       . The common stock will be ready for delivery on or about       ,       .]

[1]	In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear in any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common stock and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Multimedia Trust Inc. This Prospectus Supplement also includes trademarks owned by other persons.

TABLE OF CONTENTS

Prospectus Supplement

i

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common stock as a percentage of net assets attributable to common stock. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred share offering expenses.

Stockholder Transaction Expenses
Sales Load (as a percentage of offering price)	-%
Offering Expenses Borne by the Fund (as a percentage of offering price)	-%
Dividend Reinvestment and Voluntary Cash Purchase Plan Fees
Purchase Transactions	$0.75	(a)
One-time Fee for Deposit of Stock Certificates	$2.50	(a)

Annual Expenses (as a percentage of net assets attributable to common stock)	Percentages of Net Assets Attributable to Common Stock
Management Fees	[●]	%(b)
Interest on Borrowed Funds	[●]	%(c)
Other Expenses	[●]	%(d)
Total Annual Expenses	[●]	%
Dividends on Preferred Stock	[●]	%(e)
Total Annual Expenses and Dividends on Preferred Stock	[●]	%(b)

(a)	Stockholders participating in the Fund’s Automatic Dividend Reinvestment Plan do not incur any additional fees. Stockholders participating in the Voluntary Cash Purchase Plan would pay $0.75 plus their pro rata share of brokerage commissions per transaction to purchase stocks and $2.50 plus pro rata share of brokerage commissions per transaction to sell stocks. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan.”
(b)

The Investment Adviser’s fee is 1.00% annually of the Fund’s average weekly net assets plus assets attributable to any outstanding preferred stock, with no deduction for the liquidation preference of any outstanding preferred stock, other than the Fund’s Series C Auction Rate Preferred Stock when such stock is subject to the fee reduction described in the section entitled “Management of the Fund—Investment Advisory Agreement” in the Prospectus. Consequently, if the Fund has preferred stock outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common stock will be higher than if the Fund does not utilize a leveraged capital structure.

(c)	The Fund has no current intention of borrowing from a lender or issuing notes.
(d)	“Other Expenses” are based on estimated amounts for the current year.
(e)	Dividends on Preferred Stock represent the estimated annual distributions on the existing preferred stock outstanding.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in common stock, assuming a 5% annual portfolio total return.*

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred

*	The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $       based on the public offering price of $       per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months. Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments. Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from this offering, may be used to pay distributions in accordance with the Fund’s distribution policy.

PRICE RANGE OF COMMON STOCK

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE American per share of our common stock and the net asset value and the premium or discount from net asset value per share at which the common stock were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

	Market Price		Corresponding Net Asset Value (“NAV”) Per Share		Corresponding Premium or Discount as a % of NAV
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2022	$9.33	$7.89	$6.74	$7.23	38.43%	9.13%
June 30, 2022	$9.18	$6.63	$7.35	$5.43	24.90%	22.10%
September 30, 2022	$7.87	$6.07	$4.69	$3.72	67.80%	63.17%
December 31, 2022	$6.62	$5.17	$4.01	$3.89	65.09%	32.19%
March 31, 2023	$6.08	$5.34	$4.31	$4.00	41.07%	33.50%
June 30, 2023	$6.90	$5.57	$3.96	$4.23	74.24%	31.68%
September 30, 2023	$6.78	$5.79	$4.09	$3.87	65.77%	49.61%
December 31, 2023	$6.18	$4.36	$3.62	$3.38	70.72%	28.99%

The last reported price for our common stock on       ,       was $       per share. As of       ,       , the net asset value per share of the Fund’s common stock was $       . Accordingly, the Fund’s common stock traded at a [premium/discount] to net asset value of       % on       ,       .

OUTSTANDING SECURITIES

The following information regarding the Fund’s outstanding securities is as of      ,       .

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Exclusive of Amount Held by Fund
Common Stock	[ ]	-	[ ]
Series C Auction Rate Preferred	[ ]	-	[ ]
Series E Preferred	[ ]	-	[ ]
Series G Preferred	[ ]	-	[ ]

PLAN OF DISTRIBUTION

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts, counsel to the Fund in connection with the offering of the common stock.

Certain legal matters will be passed on by Venable LLP, Baltimore, Maryland, in connection with the offering of the shares of common stock as Maryland counsel to the Fund.

The Gabelli Multimedia Trust Inc.

Common Stock

PROSPECTUS SUPPLEMENT

               , 2024